

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

via U.S. mail and facsimile

John Williams, Chief Executive Officer
Shearson American REIT Inc.
1601 N. 7th Street, Suite 340
Phoenix, Arizona 85283

>   **Re: Shearson American REIT Inc.**
>   **Form 10, Amendment 3**
>   **Filed December 20, 2010**
>   **File No. 0-29627**

Dear Mr. Williams:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10, Amendment 3 filed December 20, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Item 2. Financial Statement, page 11

Overview, page 11

1. We have reviewed your revised disclosure in response to comment number three of our prior letter dated December 3, 2010, and we reissue the comment. You state that you do not have "a specific investment strategy," but you describe yourself as a REIT "that will invest primarily in institutional-quality multi-use and multi-family properties located in

the United States." Revise to clarify your investment strategy, even if not "specific."
Refer to Item 13 of Form S-11.

Financial Statements

2. We note from your response to prior comment six of our letter dated December 3, 2010
    that your auditors are completing their audit and review processes on the cumulative data.
    Please tell us whether your Form 10/A will include cumulative data for the inception of
    the development stage of October 2009 through September 30, 2010. If so, auditor
    association to the cumulative data including an interim period is not required. Please
    explain to us what cumulative data you intend to include in your amendment and when
    your auditors to complete its review and perhaps audit processes

    You may contact Raquel Howard at (202) 551-3291 or Ryan Milne at (202) 551-3688 if
you have questions regarding comments on the financial statements and related matters. Please
contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3236 with any other
questions.

                                      Sincerely,

                                      John Reynolds
                                      Assistant Director
                                      Office of Beverages, Apparel and
                                      Health Care Services

cc: Steven Boatwright
        Via facsimile to (602) 248-2822
        John Williams
        John D. Glassgow
        Via facsimile to (602) 253-4862